U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                              CEO-Channel.net, Inc.
         ---------------------------------------------------------------
               (Name of Small Business Registrant in its charter)


                 Florida                                   65-0904572
----------------------------------------               -----------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                             Identification No.)

222 Lakeview Avenue, Suite 160-417
West Palm Beach, Florida                                     33401
----------------------------------------               ----------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number: (561) 832-5696

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
 to be so registered                               each class to be registered

        None
------------------------                            -------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                      Donald F. Mintmire, Esq.
                                      Mintmire & Associates
                                      265 Sunrise Avenue, Suite 204
                                      Palm Beach, FL 33480
                                      Tel: (561) 832-5696
                                      Fax: (561) 659-5371




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                                TABLE OF CONTENTS

PART I

Item 1      Description of Business.

Item 2      Management's Discussion and Analysis or Plan of Operation.

Item 3      Description of Property.

Item 4      Security Ownership of Certain Beneficial Owners and Management.

Item 5      Directors, Executive Officers, Promoters and Control Persons.
            Family Relationships
            Business Experience
            Compliance with Section 16(a) of the Securities Exchange Act of 1934

Item 6      Executive Compensation.
            Compensation of Directors

Item 7      Certain Relationships and Related Transactions.

Item 8      Description of Securities.
            Preferred Stock

PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2      Legal Proceedings.

Item 3      Changes In and Disagreements With Accountants.

Item 4      Recent Sales of Unregistered Securities.

Item 5      Indemnification of Directors and Officers.

PART F/S    Financial Statements.

PART III

Item 1      Index to Exhibits.
Item 2      Description of Exhibits.

PART I

Item 1.           Description of Business

(a) Development

         CEO-Channel.net, Inc., (the "Company" or "CEON") was organized as a Florida corporation on February 8, 1999. The original purpose of the Company was to develop an interactive financial information services web site. On March 1, 1999, the Company changed its name to CEO- Channel.com, Inc. to directly reflect the nature of the Company's business of developing a multimedia interactive financial services web site designed to provide unique company specific information by broadcasting CEO infomercials over the Internet. On April 4, 2000, the Company changed its name to CEO-Channel.net, Inc. to conform to its domain site on which it intends to develop its multimedia interactive financial services web site. The United States Company's executive offices are presently located at 222 Lakeview Avenue, Suite 160-417, West Palm Beach, Florida 33401 and its telephone number is (561) 832-5696.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will continue to voluntarily file periodic reports in the Event its obligation to file such reports is not required under the Securities and Exchange Act of 1934 (the "Exchange Act").

         In March 1999, the Company authorized the issuance of 200,000 shares of Common Stock, $0.0001 par value per share as founders shares to its sole officer and director. For such issuance, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 506 of Regulations D promulgated thereunder ("Rule 506") and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4.

"Recent Sales of Unregistered Securities."

         In February and March 1999, the Company sold 2,000,000 shares of common stock, $.0001 par value per share (the "Common") for cash in the amount of $200,000, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504")and
Section 517.061(11) of the Florida Code. These offerings were made in the State of Florida and in France. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.

         The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1. Description of Business - (b) Business of Issuer.").

         See (b) "Business of Issuer" immediately below for a description of the Company's proposed business.



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(b)      Business of Issuer.

General

         The Company is a  developmental  stage financial  information  services company whose aim is to profit from the emerging multimedia Internet broadcasting trend and it's convergence with the increasing popularity of Internet advertising. The Company's interactive web site will present CEO infomercials over the Internet to web-browsers, providing an alternative approach to traditional resources. Recent advances in the creation of bandwidth and the multicasting method of broadcasting that allows for real-time viewing, is resulting in internet broadcasting gaining in popularity over traditional broadcasting methods. The Company will use next-generation multimedia technology and electronic broadcasting to enhance the informative content of its web site, thereby attracting a significant following of web-browsers seeking investment advice. The Company believes that by establishing brand recognition for its unique interactive financial web site design, it will emerge as the industry leader in this fast-growing market.

         CEO-Channel.net, Inc. will provide critical information into the personal insights of the members of a company's management team in addition to the corporate summaries which are provided in Securities and Exchange filings. The Company believes that the disclosure of personal insights by management teams are key factors which are considered by the investing public when making investment decisions. In accessing CEO-Channel.net the Company believes the investing public will now be privy to an exclusive glimpse of the inner workings of a company's corporate culture that heretofore was never accessible to the general investing public. The non-conventional delivery of the uniquely personal management insights dynamically transform and improve existing financial information channels. The Company's web site and database for small-cap stocks will be a valuable vehicle to better inform the investing public above and beyond more traditional information providers. Not only will the CEO-Channel.net become an information source to the public but it will also become the place to go to meet company CEO's and to obtain an appreciation for the motivation behind managerial decisions.

         The Company will provide via its web site comprehensive financial information to its web- browsers which contain detailed management profiles as well as professional advice directly from seasoned analysts and company heads that will evaluate and explore critical perspectives on the market and the economy. CEO-Channel.net will serve as an Internet broadcasting service available to all public company CEO's, providing each an opportunity to be aired on a technologically advanced web-site and in front of a vast audience which should grow daily. The Company's "infomercial" web-site will be an informative, immediate, interactive tool for investors seeking to gain an original insight into the personality behind their potential investment.

         The Company believes that the CEO's of the NASDAQ Small-Cap Securities companies will substantially increase their exposure to a greater public audience, and web-browsers will in turn, gain valuable insights into the thinking of managers of these companies free of charge. Central to the CEO-Channel.net concept is the interactive function of its components/features and the manner in which the Company will channel the information between subscribers and our clients. The features whereby the Company will disseminate information includes the following:

          o FORUMS: These will contain special topics, discussion panels and education seminars of topics related to certain CEO profiles.

          o CHAT ROOMS: Real-time discussions of the information concerning the CEO profile in question-and-answer sessions entitled, "Lunch with the CEO."

          o BULLETIN BOARDS: On-Line information centers where subscribers may post responses to infomercials and discussion sessions, offer reactions directly to CEO's and suggest site content such as which CEO's should be profiled and from what industry.

          o SITE SPECIAL EVENTS: The Company's site will periodically host keynote speakers who will contribute information or announcements relevant to certain industries profiled by the infomercials. This feature will be made available not only to subscribers but to any browser who may gain access for a one-time visit to our site for a nominal fee. SUBSCRIBER DATABASE: Demographics of subscribers will be obtained from information posted on the bulletin boards and incorporated in a database that will be offered to CEO's at a fee.


Standard CEO Infomercial Content

         The standard CEO infomercials will be broadcast live on the site to an audience of web- browsers that will include potential online investors and subscribers, as well as anybody interested in onbtaining financial information over the Internet. All interviews will then be archived in the site's database. The initial CEO infomercials will focus primarily on subjects that the Company believes will provide added dimension to the information obtainable through market indices. A personal glimpse of the CEO explaining his particular views, will be central to the content of infomercial broadcasts. Other topics covered will be comprised of the following:

          o    The CEO's personal aims and goals
          o    Specific company benchmarks
          o    Announcements of new product lines
          o    Financial Announcements to shareholders and prospective investors


Market Description and Analysis

         Internet usage is growing at exponential rates. In fact some estimates report that the number of Web users in 1998 were as high as 56 million. (See:
Investor's  Business  Daily,  Internet is Weaving Its Way  Throughout  Society's
Fabric, January 19, 1999) The Company agrees with many analysts who hold the view that the Internet and its usage today is merely the beginning of a new revolution and is merely a launch pad for the potential capacity of the Internet in the near future.

         A  subcategory   of  promising   growth  within  the  Internet  is  the
development of video and multimedia applications. There has been an ongoing merging of video with internet mediums

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benefitting  the Internet  primarily.  The Company  believes  that the number of
Internet browsers may soon exceed the corresponding television viewing audience as the mass communications preference of the next century. The current rate of growth in the number of Internet Browsers may in fact result in Internet broadcasting replacing television within 5 to 10 years. In order for this evolution to occur, however, it will be necessary to create additional bandwidth. Bandwidth is the 28.8 kbps signal most consumers receive at home over their telephone lines and is the lifeblood of Internet broadcasting. The greater the bandwidth the more fluid a video will appear on a computer screen.


         The evolution of internet capabilities to include the fluid incorporation of video onto the Internet in the form of multimedia applications has enhanced web site presentations, content and browser interactivity. The presentation of video increases a web site's interactivity because it holds a browser's attention longer and increases the likelihood that browsers will return to the web site. The significant shift by web site designers to include multimedia applications on the Internet, the Company believes, will greatly influence the current market trend towards content-based multimedia web sites that are aimed at delivering to browsers specific types of information and/or services.


         The high volume of Internet traffic caused by the increasing numbers of browsers flocking to the web, has changed how the public views the usefulness of the Internet from its early perception as a communication medium to a view of the Internet as a commercial medium to be used by all manner of commerce. This dramatic shift in viewpoint has been evidenced by the recent increases in Internet advertising rates which have been further bolstered by the initiatives of various Internet related companies commanding higher advertising dollars for advertising space on their own sites.

         The Web has become an interactive interface for commerce and for the transmission of information that has appropriated even traditional broadcasting and communication technologies. The Company believes that with demand surging for both personal and business-related multimedia, and the Internet Service Providers ("ISP's") competing for greater market share, a duel impetus is fueling the need to send multimedia over the Internet. The key trends which have contributed to the increased growth of multimedia on the Internet are the following: the popularity of multimedia in its own right and the increase in Internet advertising.

Marketing Strategy

         The Company intends to profit from the present surge in demand for multimedia technology on the Internet, by delivering next-generation online video services via electronic broadcasting. The Company aims to establish an extensive market presence within the financial information services industry by offering a unique investor resource and establishing strong brand recognition. Ceo- channel.net believes that its unique financial information will propel its web site to a premier position within the market by its effective analysis and exploitation of current market trends. The Company believes its combination of innovative and practical content with state-of-the-art multimedia technology will yield an attractive and profitable venture. The Company will strive to remain at the forefront of timely and valuable developments in the financial information services industry by constantly refining its web site and content therein.



                                        6

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BUSINESS STRATEGY

         The Company's objective is to deliver financial information through accessing the newly developing and evolving multimedia application available on the internet and to become a leading brand name provider of such information services. Our marketing strategy is to focus on the CEO's of various public companies and to design industry specific internet infomercials which the web browsing public can access on a 24 hour daily basis (hereinafter referred to as "24/7") on the internet. Our market focus is on the growing web browsing public and their growing interest in obtaining quality and timely insights into company specific financial information.

PRESENT AND FUTURE COMPANY FOCUS

         Our near-term marketing focus is to establish and solidify our market presence and position as the "go to" source for Internet based Financial Information Services in the United States and to use that foundation as a basis for expanding into additional markets via the World Wide Web.


Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. Dependence on Management: Virtually all decisions concerning the customers and users, advertisers, and potential strategic partners to begin to contact, the type of services to promote and direct marketing material to disseminate, and the establishment of a customer profile database by the Company will be made or significantly influenced by the Company's President, Mr. Christian Patrick Gutierrez. Mr. Gutierrez is expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as an executive officer of Gutierrez. The loss of the services of Mr. Gutierrez would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the life of, and has no employment contract or other agreement with Mr. Gutierrez.

         2. A Short History of Operations. We are a development stage company with a limited operating history upon which an evaluation of the Company's prospects can be based. Our prospects and the potential value of our common stock must be considered risky. We face the uncertainties, expenses, delays and difficulties associated with establishing a new Internet based Financial Information Services business.

         3. No Customer Base. The Company was only recently organized and currently has no users or customers. Further, the very limited funding currently available to the Company will not permit it to commence business operations in the industry except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for it to continue in business after the expiration of the next twelve
(12) months, will be available. The Company has no users or customers presently and there can be no assurance that it will be successful in obtaining such in its initial prospective marketing area encompassing the U.S. The Company could be expected to experience substantial difficulty in attracting the high volume

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of customers in the prospective target market which would enable Ceo-channel.net to achieve commercial viability. (See Part I, Item 1. "Description of Business,"
(b) "Business of Issuer - Business Strategy")

         4. High Risks and Unforeseen Costs Associated with Ceo-channel.net's Entry into the Internet based Financial Information Services Industry. There can be no assurance that the costs for the establishment of a customer base or for the obtaining of substantial flow of infomercial productions by public company CEO's for Ceo-channel.net will not be significant. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by it without development of a commercially viable business. In addition, there can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer")

         5. Ability to Grow. The Company expects to grow through internal growth. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of increasing competition. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

         6. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         7. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         8. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

         9. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in

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its sole discretion,  has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         10. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         11. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

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



         12. Need for additional Capital Resources. Our capital requirements have been and will continue to be significant. Our future capital requirements will depend on many factors. These factors include (i) the extent and timing of acceptance of our services, (ii) the cost of increasing our sales and marketing activities, (iii) our operating results and, (iv) the status of competing services.

                   We anticipate that our existing capital resources and revenues from operations will be adequate to satisfy our capital requirements for at least the next 12 months. Because our capital requirements cannot be accurately predicted, however, we may require additional financing prior to the expiration of these 12 months. Also, we may require additional financing after expiration of the 12 months. If and when needed, we may not be able to obtain additional financing or if available such financing may be on terms not satisfactory or advantageous to our shareholders. Our inability to obtain needed financing could have a material adverse effect on our financial condition or results of operations. We could be required to reduce significantly or suspend our operations, including research and development activities, seek a merger partner or sell additional securities on terms that are highly dilutive to the purchasers of our common stock pursuant to the offering.

         We have limited or no control of the above risks. Because we determine our expenditure levels in advance of each quarter, our ability to reduce costs quickly in response to an unforeseen revenue shortfall is limited. Therefore, operating results would be adversely affected if projected revenues for a given quarter are not achieved. Due to the foregoing and because of the relatively fixed nature of certain of our costs our quarterly operating results are likely to vary significantly in the future, period-to-period comparisons of our results of operations may not necessarily be meaningful, in any event, such comparisons may not be indicative of future performance.

         13. The Company may not be able to successfully manage our growth. In the event we experience substantial growth, such growth will challenge our management and operating resources, require the hiring of more technical, sales and marketing, support and administrative personnel, and customer service capabilities, and directly cause the Company to expand management information systems.

         In addition, there can be no assurance that the Company will be able to attract and retain the necessary personnel to accomplish our growth strategies and/or not experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion and/or to satisfactorily support our customers. If the Company is unable to manage growth effectively, business and results of operations could be materially and adversely affected.

         14. Competition within the Internet based Financial Information Services Industry is intense. The Internet based Financial Information Services Industry in the United States is a business which is characterized by an increasing and substantial number of new market entrants. These market entrants have introduced or are developing an array of new services relating to the internet transmission of financial information. Each of these entrants is positioning its services as the preferred source for the web browsing public to obtain public and insightful financial information and insights.



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         This market is therefore  characterized  by intense  competition.  More
specifically,   we  compete  with  numerous  well-established  companies.  These companies  include  many of the  on-line  brokerage  services  companies,  CNBC,
Bloomberg,   Reuters  and  other  internet  based  financial  news  and  service providers.

         Certain competitors may be developing services which we are unaware. These services may be similar or superior to our services. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than us. They may also have established reputations relating to the marketing and development of financial information services.

         As the market for internet based financial information services matures, new competitors are likely to emerge. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business and results of operations. There can be no assurance that we will be able to compete successfully, that competitors will not develop services in a manner which may render our services obsolete or less marketable, or that we will be able to successfully enhance our services or develop new technological applications for delivering financial information services when necessary.

         15. The Company has limited Internet Financial Information Services Industry experience. We will also rely on unrelated third parties to provide material infomercial content as part of our Internet Financial Information Services. Following the registration, we will have limited financial, personnel and other resources to undertake extensive marketing activities. Achieving market recognition and acceptance of our services will require significant efforts and expenditures to create awareness, demand and interest by potential system sponsors and browsers. There is no assurance that we will be able to meet our current objectives or succeed in positioning our services as a preferred choice for browsers wishing to access our financial information.

         16. Intellectual Property Right Infringement. Our success in the delivery of our Internet Financial Information is largely dependent upon our software technology and third party information providers. The Company may also rely on a combination of trade secret, copyright and trademark laws, and non-disclosure agreements to protect its proprietary rights to financial infomercial productions. There is no assurance that such measures will adequately protect such proprietary rights. There is also no assurance that our competitors will not independently acquire substantially equivalent or superior rights to the same financial infomercial productions.

         We believe that our services will not infringe on the intellectual property rights of others and are not aware of any asserted claims. However, there is no assurance that a person or company will not assert a claim against us for violating such person's and/or company's property rights. It is also possible that any such assertion may require us to enter into royalty arrangements, resulting in possible extensive and costly litigation, or possibly even prohibit us from marketing our services.

Competitive Environment

         The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new services. The Company's success will partially depend upon its ability to enhance the production of its existing services and to introduce new and valuable information which web browsers will find valuable and insightful. In addition, there can be no assurance that services or technologies developed by one or more of the Company's present or potential competitors could not render obsolete both present and future services of the Company.

         There also can be no assurance that the Company's services will receive or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's services and the Company's operating results.

         The industry that the Company operates in is characterized by competition from new entrants, as well as competition by established participants. Although the Company believes that it will be able to establish and maintain a meaningful market niche, there can be no assurance that a competitor with greater financial and human resources than the Company will not enter the Company's market with services and technology similar to and/or identical to those of the Company.

         The Company's ability to compete successfully will depend in large part on its ability to protect any proprietary software it may develop. The Company currently has no patents, trademarks or copyrights with respect to its services, software designs or processes, and will attempt to protect its efforts by limiting the people with knowledge of its specifications to those with a need to know and by having such persons execute confidentiality agreements. The Company will also rely, to the extent possible, on trade secret law to protect its intellectual property. There can be no assurance, however, that any intellectual property protection or trade secret protection will be sufficient to protect the Company and its business from others seeking to copy or appropriate the Company's proprietary information.

         To establish, maintain or increase the Company's market share position in the Internet based Financial Information Services industry, we will continually need to enhance our current services, introduce new product features and enhancements, and expand application of developing technological capabilities. We currently compete principally on the basis of the specialized nature of our services and how they are delivered through the utilization of multimedia technology.

         Our  competitors  vary in size  and in the  scope  and  breadth  of the financial  information  services  offered  to the web  browsing  public.  We may encounter competition from a number of sources, including On-Line Brokerage companies, National Media providers, National Newswire providers, CNBC, Bloomberg, Rueters to name just a few. We compete against numerous, smaller, privately-held companies with fewer resources based on breadth of financial information , as well as larger, publicly-held companies with greater financial resources, access to financial information and the resources to design and build technologies to effectively disseminate it.

         Many of our current and potential competitors, both privately-held and publicly-held, have greater financial, technical, marketing and distribution resources than ours. As a result, they may be able to respond more quickly to new or emerging technological applications and changes in customer needs or to devote greater resources to the development and distribution of their services. In addition, because there are relatively low barriers to entry in the software marketplace, we expect additional competition from other established or emerging companies as the internet based financial information services market continues to mature. Increased competition is likely to result in pricing pressures, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and
future  competitors  or  that  competitive   pressures  we  encounter  will  not
materially adversely affect our business, financial condition and results of operations.

Dependence on Key Customers and Suppliers

         The Company is currently in the development stage and has no material or critical customers, the loss of whom would have an adverse material impact on operations. The Company does not anticipate that it will develop such relationships in the near future.

Government Regulation

         The Company's operations are subject to various federal, state and local requirements which affect businesses generally, such as taxes, postal regulations, labor laws, and environment and zoning regulations and ordinances and the Federal Communications Commission.

         We believe that current state and federal regulations concerning electronic commerce do not apply to our current product line. However, there is a move towards taxation of Internet use by several states including the State of Washington.

FCC Regulatory Environment

         The Company's efforts will be subject to the regulation of the Federal Communication Commission ("FCC") because it will be operating an interactive media broadcasting industry. Both federal and state authorities regulate the manufacture and sale of multimedia production. The Company will obtain all required federal and state permits, licenses, and bonds to operate its facilities. There can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation and increased taxation by federal, state, or local agencies. All CEO-Channel.net, Inc.'s programming is proprietary and will be protected by copyright laws.

Research and Development

         The Company continues to make investments in research and development to continue to remain on the leading edge in the delivery of multimedia financial information services. The primary costs which are incurred in this area entails the creation of new software code that can be applied to the ever evolving utilization of video technology over the internet. Competing with larger firms with substantially greater capital resources have required the Company to devote significant portions of available resources to remain abreast of industry developments and to offer competitive services.

Reports to Security Holders

         The Company will send out audited annual reports to its shareholders if required by applicable law. Until such time, the Company does not foresee sending out such reports.

         The Company will make certain filings with the SEC as needed, and any filings the Company makes to the SEC are available and the public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).


Item 2. Management's Discussion and Analysis or Plan of Operation.

         Discussion and Analysis

         The Company was founded in February 1998 to develop an interactive financial information services web site. It is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company has been focused upon the development of several internet sites that it expects to be operational in late 2000 in accord with its business plan, and has not generated revenues from operations from inception (February 8, 1999) through March 31, 2000. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the fourth quarter 2000. And there can be no assurance that losses will not continue after such date.

         12 Month Plan of Operations

         Over the next twelve(12) months the Company will focus on completing the development of its internet sites and content to be provided therein. The completion of the development of the Company's CEO-Channel.net will rely significantly upon the Company's ability to obtain the commitment of various CEO's of NASDAQ Small-Cap Securities companies to utilize these web sites as viable alternative means of providing informative and valuable insights to the public at large. It is the Company's belief that within the next twelve(12) months by utilizing the full potential of next-generation multimedia technology it will bring multimedia internet broadcasting of Financial and Company specific information into the popular mainstream as a preferred communication and information medium.

         Over the next  twelve(12)  months the Company  expects  that it will be necessary to raise additional funds to meet operating capital needs. Accordingly, management is presently exploring all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. The Company anticipates that it will offer over the next twelve months as its central revenue raising alternative additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. All anticipated offerings may be made to Florida residents located in the State of Florida.

         Net Sales

         For the year ended December 31, 1999, a discussion regarding net sales and the cost of sales is not applicable on an audited basis due to the fact that research and development costs were not able to be offset to any extent.

         Operating Expenses

         Sales and Marketing: These expenses of the Company on an unaudited basis consist mainly of compensation and general and administrative expenses. Since inception through December 1999, the Company spent on an unaudited basis approximately $ 104,187 on executive salaries, contract labor, related payroll expenses, lease and related office expenses. The Company expects that such expenses in 2000 will increase in absolute dollars as compared to 1999.

         General and Administrative: These expenses of the Company on an unaudited basis consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services. From inception until the year ended December 31, 1999 on an unaudited basis general and administrative expenses were $47,064. The Company expects general and administrative expenses to increase in absolute dollars in 2000 as compared to 1999, as the Company begins to evolve from its research and development stage to its marketing and active sales stage.

Results of Operations - For the Three Months ended March 31, 1999 and 2000

         For the three(3) months ended March 31, 1999 and three(3) months ended March 31, 2000, on an unaudited basis general and administrative expenses were $135 and $17,287, respectively. The increase of $17,152 is due primarily to rent and office expenses.

         As of March  31,  1999 the  Company  had on an  unaudited  basis  total cumulative expenses of $153,413 of which $101,195 is attributable to compensation expenses and $47, 064 is attributable to general and administrative expenses.

         Net Losses For the three(3) month period from January 1, 2000 to March 31, 2000 and 1999, the Company reported on an unaudited basis a net loss from operations of $49,226 and $135 respectively. The first quarter 2000 net losses include $28,000 in compensation to officers and $17,827 in general and administrative expenses reflecting the Company's addition of officers and increased office expenses related to the anticipated launch of its business plan upon completion of its web site development. The first quarter 1999 net losses include $135 in general and administrative expenses.

         Financial Condition, Capital Resources and Liquidity

         On an unaudited basis as of the three(3) months ended March 31, 2000, the Company had assets totaling $84,060 and liabilities of $11,341. Since the Company's inception, it has accepted subscriptions in the amount of $224,980 in cash as consideration for the issuance of shares of Common Stock.

         In 1999, the Company accepted subscriptions in the amount of $224,980 from the sale of 2,200,000 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").


         Net Operating Losses

The Company

         On an unaudited basis the Company has net operating loss carry-forwards of $152,000 which expire in the year beginning December 31, 2019 and 2020. The company has deferred tax assets, cumulative as of March 31, 2000 of $23,000 resulting from the loss carry-forwards, for which it has established a valuation allowance as the Company has no history of profitable operations. Until the Company's current operations begin to produce earnings, it unclear as to the ability of the Company to utilize such carry-forwards. (See: PART F/S - Notes to Consolidated Unaudited Financial Statements - F-12)

Year 2000 Compliance

         The Company has determined that the Year 2000 impact has not been material to the Company and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has been upgraded on site at minimal cost to support Year 2000 versions.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property

         The Ceo-Channel.net, Inc., office is located at 222 Lakeview Avenue, Suite 160-417,West Palm Beach, Florida, 33401. This office space is available to the Company on a month to month basis at an annualized rate of $600. The Company also leases office space in New York through an informal agreement through July 31, 2000. The current New York Lease requires monthly payments of $2,625, which includes insurance, real estate taxes, building maintenance and upkeep.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

         The following shareholding information relates to any person or group who is known to be the beneficial owner of more than five percent of any class of the issuer's voting securities:

--------------------------------------------------------------------------------
Title of       Name and Address                 Amount and Nature     Percent of
Class          of Beneficial                    Beneficial               Class
                  Owner                           Owner                   (1)
--------------------------------------------------------------------------------

Common Stock   Christian Patrick Gutierrez(1)        200,000             9.09%

--------------------------------------------------------------------------------

All Executive Officers, Directors                    200,000             9.09%
-----------------------------------

(1) Based upon 2,200,000 shares of the Company's Common Stock issued and outstanding as of April 15, 2000.


Item 5. Directors, Executive Officers, Promoters and Control Persons.


DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one and such number as our board of directors may determine by resolution or election. Our board of directors currently consists of four members.

            NAME                AGE        POSITION
--------------------------      ---        --------
Christian Patrick Gutierrez     25         President, Secretary, Treasurer,
                                           Director & Chairman of the Board

Stephan Chabanel                25         Technical Advisor

------------------------

Family Relationships

         There are no family relationships between or among the executive officer and director of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Gutierrez comprises all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and have complied with Section 16(a) filing requirements applicable to them during the Company's fiscal year ended December 31,1999 up to the 1st quarter ended March 31, 2000.

Business Experience

Officers and Directors

         The following is a brief description of the business background of our executive officers, and directors:

         CHRISTIAN PATRICK GUTIERREZ, has served as the Company's sole executive officer since inception. He recently completed 2 years studying Spanish in Chile. Prior to that, he served for 3 years in the U.S. Navy where he was assigned to the Nuclear Technology Division. Christian has a degree in Physics from Thomas Edison State College. Christian is also a graduate of the New York Film Academy. He is fluent in both Spanish and French.

         STEPHAN CHABANEL, has served as the technical advisor since April 1999. Mr. Chabanel's responsibilities include the architectural design for the financial-service orientated site. His design includes provisions for a trading-selling database as well as market research for the site's development. Additionally, Mr. Chabanel is the Internet Site Designer for U-matters.com where he has initiated and is responsible for the architectural design for the service-orientated site which takes orders and provides tracking information about shipments. Mr. Chabanel was employed at Prothault, Inc. as a Sales Representative from September 1998 to April 1999 where his responsibilities included client support, customer service, market research, and the development of the Porthault line of products. From September 1998 to September 1999, he was the Site Manager at DiginetDiamonds.com where he was responsible for the preliminary architectural design for an e-commerce site creating provisions for on-line orders and payments. Mr. Chabanel has been an Internet Site Designer since 1996, some of his other designs and creations include: Pick Communications.com., Lasertec International, and Ingenico America Corp. From June 1991 to June 1997, while at Berner & Berner P.C., Mr. Chabanel was responsible for the accuracy and reconstruction of the files for the company, its clients and accounting department. In 1996 Mr. Chabanel earned his Bachelor of Arts degree in History and Political Science from New York University.

Item 6. Executive Compensation:

         At such time as the Company commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to its officer for his services. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation for services to the Company.

         The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

                  Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions:

         At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer.")

Item 8. Description of Securities.

         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

         Preferred Stock

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

         NONE

Shareholders

         The approximate number of holders of record of common equity is 26 as of April 15, 2000.

Dividends

         The Company has never declared or paid any cash dividends on its common stock and does not intend to declare any dividends in the foreseeable future.

Item 2. Legal Proceedings

         From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. The Company is not currently a party to any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

         Because the Company has been generally inactive since its inception, it has not had independent accountants until the retention of Durland and Company, CPA's, P.A., 340 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland and Company, CPA's, P.A. through the date hereof.


Item 4. Recent Sales of Unregistered Securities.

         In March 1999, the Company authorized the issuance of 200,000 shares of Common Stock, $0.0001 par value per share as founders shares to its sole officer and director. For such issuance, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 506 of Regulations D promulgated thereunder ("Rule 506") and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February and March 1999, the Company sold 2,000,000 shares of common stock, $.0001 par value per share (the "Common") for cash in the amount of $200,000, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504")and
Section 517.061(11) of the Florida Code. These offerings were made in the State of Florida and in France. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

         The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of ELVA or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the appropriate executive officer of the Company supplied such information and was available for such questioning.

Item 5. Indemnification of Directors and Officers.

         Article  XI  of  the  Company's  Articles  of  Incorporation   contains
provisions providing for the indemnification of directors and officers of the Company as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

         The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

PART F/S

         The Financial Statements of Ceo-Channel.net, Inc., required by Item 310 of Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report.............................................F-1

Balance Sheets...........................................................F-2

Statements of Operations.................................................F-3

Statements of Stockholders' Equity.......................................F-4

Statements of Cash Flows.................................................F-5

Notes to Financial Statements............................................F-6

                             FRANK L. SASSETTI & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
CEO-Channel.Com, Inc.


Independent Auditors' Report


          We have audited the accompanying balance sheet of CEO-CHANNEL.COM, INC. (a development statge enterprise) as of December 31, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the initial period (February 2 - December 31) then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEO-CHANNEL.COM, INC. (a development stage enterprise) as of December 31, 1999, and the results of its operations and its cash flows for the initial period (February 2 -
December 31) then ended in conformity with generally accepted accounting principles.

                                            /s/ Frank L. Sassetti & Co.

March 29, 2000
Oak Park, Illinois

                              CEO-CHANNEL.COM, INC.
                        (A Development Stage Enterprise)
                                  BALANCE SHEET

                                DECEMBER 31, 1999

                            ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 1)                                    $             104,568
                                                                     -----------------------

Total Current Assets                                                                104,568
                                                                     -----------------------

PROPERTY, PLANT AND EQUIPMENT (Note 3)
Equipment                                                                            30,866
Less accumulated depreciation                                                         3,280
                                                                     -----------------------

Net Property, Plant and Equipment                                                    27,586
                                                                     -----------------------

OTHER ASSETS
Deposits                                                                                125
                                                                     -----------------------

Total Other Assets                                                                      125
                                                                     -----------------------

                                                                      $             132,279
                                                                     =======================

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accrued payroll taxes                                                 $              11,160
                                                                     -----------------------

Total Current Liabilities                                                            11,160
                                                                     -----------------------

STOCKHOLDERS' EQUITY
Preferred stock,  10,000,000  authorized,
     none issued and  outstanding, no par value
Common stock, 50,000,000 authorized, 2,200,000
issued and outstanding, $0.0001 par value                                              220
Additional paid in capital                                                         224,760
Deficit accumulated during the development stage                                  (103,861)
                                                                     ----------------------

Total Stockholders' Equity                                                         121,119
                                                                     ----------------------

                                                                      $            132,279
                                                                     ======================



                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-CHANNEL.COM, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF OPERATIONS

             THE INITIAL PERIOD (FEBRUARY 2,1999 - DECEMBER 31,1999)

Revenues                                                    $
                                                           ---------------------

Operating Expenses

Executive salaries                                                     57,538
Payroll taxes                                                           5,138
Group health insurance                                                  1,100
Contract labor                                                         14,130
Occupancy                                                              13,125
Depreciation                                                            3,280
Miscellaneous administrative expenses                                   1,228
Professional fees                                                       3,006
Telephone                                                               1,802
Office expenses                                                         3,840
                                                           ---------------------

Total Operating Expenses                                              104,187
                                                           ---------------------

Loss From Operations                                                 (104,187)
                                                           ---------------------

Other Income
Interest                                                                  326
                                                           ---------------------

Total Other Income                                                        326
                                                           ---------------------

Net loss                                                    $        (103,861)
                                                           =====================

Net Loss Per Share                                          $           (0.05)
                                                           =====================





                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-CHANNEL.COM, INC.
                        (A Development Stage Enterprise)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

             THE INITIAL PERIOD (FEBRUARY 2,1999 - DECEMBER 31,1999)

PREFERRED STOCK -
Balance at beginning of year                                   $
                                                              ---------------------

BALANCE AT END OF YEAR                                         $
                                                              =====================

COMMON STOCK -
Balance at beginning of year                                   $
Par value of stock issued (2,200,000)                                          220
                                                              ---------------------

BALANCE AT END OF YEAR                                         $               220
                                                              =====================

ADDITIONAL PAID IN CAPITAL
Beginning of year                                              $
Proceeds in excess of par value of shares
of common stock issued                                                     224,760
                                                              ---------------------

BALANCE AT END OF YEAR                                         $           224,760
                                                              =====================

DEFICIT ACCUMULATED IN THE DEVELOPMENT STAGE
Beginning of year
Net loss                                                      $           (103,861)
                                                              ---------------------

BALANCE AT END OF YEAR                                         $          (103,861)
                                                              =====================


TOTAL STOCKHOLDERS' EQUITY                                     $           121,119
                                                              =====================



                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-CHANNEL.COM, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS

              INITIAL PERIOD (FEBRUARY 2, 1999 - DECEMBER 31,1999)

CASH FLOW FROM OPERATING ACTIVITIES
Net Loss                                                     $        (103,861)
Adjustments to reconcile net loss to net
cash used in operating activities
Depreciation                                                             3,280
Changes in operating assets and liabilities -
Deposits                                                                  (125)
Accrued expenses                                                        11,160
                                                            ---------------------

Net Cash Used In
Operating Activities                                                   (89,546)
                                                            ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property and equipment                                    (30,866)
                                                            ---------------------

Net Cash Used In
Investing Activities                                                   (30,866)
                                                            ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock                                     224,980
                                                            ---------------------

Net Cash Provided By
Financing Activities                                                   224,980
                                                            ---------------------

INCREASE IN CASH AND EQUIVALENTS                                       104,568

CASH AND EQUIVALENTS -
Beginning of period
                                                            ---------------------

End of period                                                $         104,568
                                                            =====================





                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-CHANNEL.COM, INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

1 .   SIGNIFICANT ACCOUNTING POLICIES

      Nature of Business - The Company is developing several internet sites that expect to be operational in 2000.

      Property, Plant and Equipment - Property, plant and equipment are valued at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the assets. Such charges totaled $3,280 for the initial period (February 2, 1999 - December 31, 1999). The estimated useful lives of equipment vary between three and five years.

      Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Per Common Share Amounts - Per common share amounts are computed on the basis of the weighted average number of shares of common stock outstanding. The Company had no dilutive securities outstanding for the period presented. Accordingly, basic and diluted earnings per share are the same.

2 .   CASH FLOW INFORMATION

      For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments that have a maturity of three months or less when purchased to be cash equivalents. There were no cash payments for interest or income taxes for the initial period (February 2, 1999 to December 31, 1999).

3.    LEASE OBLIGATIONS

      The Company leases its office space in New York under an agreement through July 31, 2000. The current lease requires monthly payments of $2,625, which includes insurance, real estate taxes, building maintenance and upkeep. Occupancy charges totaled $13,125 in the initial period (February 2 - December 31, 1999). Future minimum lease payments are $18,375 in the year ended December 31, 2000.

4.    CONCENTRATIONS

      The Company maintains its cash balances at various high credit quality financial institutions. The balances may, at times, exceed federally insured credit limits.

                                             INDEX TO FINANCIAL STATEMENTS


Balance Sheets.............................................................F-8

Statements of Operations...................................................F-9

Statements of Stockholders' Equity........................................F-10

Statements of Cash Flows..................................................F-11

Notes to Financial Statements.............................................F-12

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets



                                                                March 31,        December 31,
                                                                  2000               1999
                                                            ----------------- ------------------
                                                               (unaudited)
                                 ASSETS
CURRENT ASSETS
   Cash and equivalents                                     $          57,482 $          104,568
                                                            ----------------- ------------------

          Total current assets                                         57,482            104,568
                                                            ----------------- ------------------

PROPERTY AND EQUIPMENT
   Equipment                                                           31,607             30,866
   Less: Accumulated depreciation                                      (5,154)            (3,280)
                                                            ----------------- ------------------

          Net property and equipment                                   26,453             27,586
                                                            ----------------- ------------------

OTHER ASSETS
   Deposits                                                               125                125
                                                            ----------------- ------------------

          Total other assets                                              125                125
                                                            ----------------- ------------------

Total Assets                                                $          84,060 $          132,279
                                                            ================= ==================

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accrued payroll and related liabilities                  $           8,716 $           11,160
   Accrued expenses                                                     2,625                  0
                                                            ----------------- ------------------

          Total current liabilities                                    11,341             11,160
                                                            ----------------- ------------------

STOCKHOLDERS' EQUITY
   Preferred stock, no par value, authorized 10,000,000
     shares, 0 issued and  outstanding                                      0                  0
   Common stock, $0.0001 par value, authorized 50,000,000
     shares; issued and outstanding 2,200,000                             220                220
  Additional paid-in capital                                          224,760            224,760
  Deficit accumulated during the development stage                   (152,261)          (103,861)
                                                            ----------------- ------------------

          Total stockholders' equity                                   72,719            121,119
                                                            ----------------- ------------------

Total Liabilities and  Stockholders' Equity                 $          84,060 $          132,279
                                                            ================= ==================






                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                            Statements of Operations




                                                                                                       Period from
                                                                                                    February 3, 1999
                                                                      Three Months                     (Inception)
                                                                     Ended March 31,                     through
                                                           -----------------------------------

                                                                2000              1999           March 31, 2000
                                                          ----------------- ----------------- ---------------------
                                                             (unaudited)       (unaudited)         (unaudited)
REVENUES                                                  $               0 $               0 $                   0
                                                          ----------------- ----------------- ---------------------

OPERATING EXPENSES
   Compensation:
      Officers                                                       28,000                 0                85,538
      Others                                                          1,526                 0                15,657
   General and administrative                                        17,827               135                47,064
   Depreciation                                                       1,873                 0                 5,154
                                                          ----------------- ----------------- ---------------------

          Total expenses                                             49,226               135               153,413
                                                          ----------------- ----------------- ---------------------

Loss from operations                                                (49,226)             (135)             (153,413)
                                                          ----------------- ----------------- ---------------------

OTHER INCOME
     Interest income                                                    826                 0                 1,152

          Total other income                                            826                 0                 1,152
                                                          ----------------- ----------------- ---------------------

Net loss                                                  $         (48,400)$            (135)$            (152,261)
                                                          ================= ================= =====================

Basic net loss per weighted average share                 $           (0.02)$          (0.01)
                                                          ================= =================

Weighted average number of shares                                 2,200,000            48,898
                                                          ================= =================







                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                           Statements of Stockholders'
                       Equity Period from February 3, 1999
                       (Inception) through March 31, 2000





                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                   Additional      During the         Total
                                                          Number of     Common       Paid-in      Development     Stockholders'
                                                           Shares        Stock       Capital         Stage           Equity
                                                        ------------- ----------- ------------- ---------------- ---------------
BEGINNING BALANCE, February 3, 1999 (Inception)                     0 $         0 $           0 $              0 $             0
Year Ended December 31, 1999:
----------------------------
Shares issued for cash                                      2,200,000         220       224,760                0         224,980


Net loss                                                            0           0             0         (103,861)       (103,861)
                                                        ------------- ----------- ------------- ---------------- ---------------

BALANCE, December 31, 1999                                  2,200,000         220       224,760         (103,861)        121,119

Three Months Ended March 31, 2000:
---------------------------------


Net loss                                                            0           0             0          (48,400)        (48,400)
                                                        ------------- ----------- ------------- ---------------- ---------------

BALANCE, March 31, 2000 (unaudited)                         2,200,000 $       220 $     224,760 $       (152,261)$        72,719
                                                        ============= =========== ============= ================ ===============






                      The accompanying notes are an integral
                        part of the financial statements.

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows



                                                                                                   Period from
                                                                           Three Months            February 3, 1999
                                                                          Ended March 31,          (Inception)
                                                                                                     through
                                                                  ----------------------------
                                                                    2000            1999          March 31, 2000
                                                               --------------- --------------- --------------------
                                                                 (unaudited)     (unaudited)       (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                       $       (48,400)$          (135)$           (152,261)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Depreciation                                                          1,874               0                5,154
   Stock issued for services
Changes in operating assets and liabilities:
   (Increase) decrease in deposits                                           0               0                 (125)
   Increase (decrease) accrued expense                                   2,625               0                2,625
   Increase (decrease) accrued payroll and related liabilities          (2,444)              0                8,716
                                                               --------------- --------------- --------------------

Net cash used by operating activities                                  (46,345)           (135)            (135,891)
                                                               --------------- --------------- --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                     (741)              0              (31,607)
                                                               --------------- --------------- --------------------

Net cash used by investing activities                                     (741)              0              (31,607)
                                                               --------------- --------------- --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                               0           5,000              224,980
                                                               --------------- --------------- --------------------

Net cash provided by financing activities                                    0           5,000              224,980
                                                               --------------- --------------- --------------------

Net increase (decrease) in cash                                        (47,086)          4,865               57,482

CASH, beginning of period                                              104,568               0                    0
                                                               --------------- --------------- --------------------

CASH, end of period                                            $        57,482 $         4,865 $             57,482
                                                               =============== =============== ====================




                     The accompanying notes are an integral
                        part of the financial statements.

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                                   (unaudited)


(1) Summary of Significant Accounting Policies
        (a) The Company CEO-Channel.com, Inc. is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on February 3, 1999.

         The Company has not yet engaged in its expected operations. The Company is developing several internet sites that it expects to be operational in 2000. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         (b) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

         (c) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

         (d) Net income (loss) per share Basic loss per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

         (e) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

         (f) Interim financial information The financial statements for the three months ended March 31, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of no par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 2,200,000 and 0 shares of common and preferred stock issued and outstanding, respectively, at March 31, 2000. In 1999, the Company issued 2,200,000 shares of common stock under Regulation D offerings in exchange for $224,980 in cash.

                              CEO-Channel.com, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements


(5) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry- forwards for income tax purposes of approximately $152,000 expiring at December 31, 2019 and 2020.

         The amount recorded as deferred tax assets as of March 31, 2000 is approximately $23,000, which represents the amount of tax benefit of the loss carry-forward. The Company has established a valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

Part III

Item 1.                Index to Exhibits

3(i).1   *    Articles of Incorporation of Ceo-Channel.net, Inc.
              f/k/a/ Ceo-Channel.com, Inc., f/k/a See You Online, Inc.
              effective February 8, 1999.

3(i).2   *    Amended Articles of Incorporation of Ceo-Channel.com, Inc.
              f/k/a/ See You Online, Inc., filed March 4, 1999.

3(i).3   *    Amended Articles of Incorporation of  Ceo-Channel.net, Inc.
              f/k/a/ Ceo- Channel.com, Inc., filed April 4, 2000.

3(ii).1  *    Bylaws of Ceo-Channel.net, Inc. f/k/a/ Ceo-Channel.com, Inc.,
              f/k/a/ See You Online, Inc.

27.1     *    Financial Data Schedule

--------------------------

*    Filed herein

                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Ceo-Channel.net, Inc.
                                    (Registrant)

Date:
                           --------------------------------------
                           Christian Patrick Gutierrez
                           President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date                Signature                              Title
----                ---------                              ----

               By:
                    ----------------------------
                    Christian Patrick Gutierrez           President, Secretary
                                                          & Director